EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended May 2, 2008 and April 27, 2007

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	May 2, 2008	April 27, 2007	May 2, 2008	April 27, 2007

Net Sales	$373,955	$312,280	$746,384	$569,524
Gross Margin	126,589	98,862	246,631	173,431

Net Earnings	$25,185	$19,760	$56,169	$32,561

Basic

Weighted Average Number of Shares Outstanding	29,442	25,590	29,413	25,560

Earnings Per Share – Basic	$.86	$.77	$1.91	$1.27

Diluted

Weighted Average Number of Shares Outstanding	29,442	25,590	29,413	25,560
Net Shares Assumed to be Issued for Stock Options	440	407	433	404

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	29,882	25,997	29,846	25,964

Earnings Per Share – Diluted	$.84	$.76	$1.88	$1.25